FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER

                   PURSUANT TO RULE 13A-16 OR 15D-16 OF

                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of March, 1998

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
              (Translation of registrant's name into English)

    SUITE 510, 1090 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6E 2N7
    ------------------------------------------------------------------
                 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X      Form 40-F
                            --------            ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                       Yes              No    X
                             ---------       --------
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                   Registrant

MARCH 1998                        /S/ANDREW LEE
--------------------               ---------------------------
Date                                    Signature
                                   ANDREW LEE
                                   ---------------------------
                                   Name

                                   CORPORATE SECRETARY
                                   ---------------------------
                                   Title
*Print the name and title of the signing officer under his signature

                        TURBODYNE TECHNOLOGIES INC.



                             NOTICE OF MEETING

                                    AND

                              PROXY CIRCULAR

                                  FOR THE
                       EXTRAORDINARY GENERAL MEEING
                               TO BE HELD ON
                             FEBRUARY 27, 1998

                        TURBODYNE TECHNOLOGIES INC.

          NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

==============================================================================

NOTICE is hereby given that an Extraordinary General Meeting of the shareholders of Turbodyne Technologies Inc. (the "Company") will be held in the Stanley Room at The Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Friday, February 27, 1998 at 2:00 p.m. for the following purposes:

1. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the Company make application to the Secretary of State for the State of Delaware for a Certificate of Domestication continuing the Company from the Canadian federal jurisdiction and domesticating the Company under the General
     Corporation Law of the State of Delaware;

2. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the Company make application to the Director under the CANADA BUSINESS CORPORATIONS ACT for the issue of a Certificate of Discontinuance in connection with the continuation of the Company to the State of Delaware.

3. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the Company adopt the Certificate of Incorporation in the form submitted to the meeting, together with such amendments approved by the Board of Directors of the Company, in substitution for the existing Certificate of Continuance, Articles of Continuance and Articles of Amendment of the Company upon the continuation of the Company to the State of Delaware.

4. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the Company file the Certificate of Incorporation with the Secretary of State for the State of Delaware concurrently with the domestication of the Company under the General Corporation Law of the State of Delaware.

5. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the Company adopt the By-laws in the form submitted to the Meeting in place of the Company's existing By-laws upon continuation of the Company from the Canadian federal jurisdiction and domestication under Delaware law.

6. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the authorized capital of the Company be altered as follows upon continuance of the Company from the Canadian federal jurisdiction and domestication under Delaware law:

          (a) the common shares without par value of the Company be redesignated as common shares with a "par value of $0.001 per share";

          (b) the authorized number of common shares of the Company be reduced from 100,000,000 common shares to 60,000,000 common shares;

          (c) the Class A Preference Shares of the Company be redesignated as Preferred Stock with a par value of $0.001 per share and the authorized number of shares of Preferred Stock be reduced to 1,000,000 shares;

          (d) the authorized 100,000,000 Class B Preference Shares of the Company, none of which have been issued or are outstanding, be canceled.

7. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that the 10,000 designated and issued Series One Convertible Class A Preference Shares be redesignated as Series A Preferred Stock with a par value of $0.001 per share;

8. To consider and, if deemed advisable, pass the following special resolution:

     "RESOLVED, as a special resolution, that all designated Series Two Convertible Class A Preference Shares, if any, be redesignated as Series B Preferred Stock with a par value of $0.001 per share.

9. To approve that the directors and officers of the Company be authorized to do such further acts and file such further documents as may be necessary to give full effect to the foregoing; and

10. To approve that the directors may, in their sole discretion, elect not to act on or carry out these special resolutions without further approval of the shareholders of the Company."

The Company will be seeking the approval of each of the above resolutions by Special Resolution of the shareholders of the Company by the following separate votes:

1. First, by the vote of all shareholders of the Company, including the holders of the outstanding common shares of the Company, the holders of Series One Convertible Class A Preference Shares and the holders of Series Two Convertible Class A Preference Shares, if any;

2. Second, by the class vote of all shareholders of the Company holding common shares of the Company;

3. Third, by the class vote of all shareholders of the Company holding Series One Convertible Class A Preference Shares and Series Two Convertible Class A Preference Shares, if any;

4. Fourth, by the series vote of all shareholders of the Company holding Series One Convertible Class A Preference Shares;

5. Fifth, by the series vote of all shareholders of the Company holding Series Two Convertible Class A Preference Shares, if any.

* THE COMPANY IS IN THE PROCESS OF FINALIZING A FINANCING TO BE COMPLETED BY THE ISSUE OF UP TO 10,000 SERIES TWO CONVERTIBLE CLASS A PREFERENCE SHARES. THE COMPANY ANTICIPATES FILING ARTICLES OF AMENDMENT PRIOR TO THE MEETING AS REQUIRED TO DESIGNATE THE SERIES TWO CONVERTIBLE CLASS A PREFERENCE SHARES.

TAKE NOTICE that pursuant to the CANADA BUSINESS CORPORATIONS ACT you may until the time of the Meeting or at the Meeting give the Company a Notice of Objection to the Special Resolutions to approve, among other things, the continuation of the Company. Any Notice of Objection may delivered to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. As a result of giving a Notice of Objection you must, on receiving a Notice of Adoption of the Special Resolution under Section 190 of the Act, require the Company to purchase all your shares in respect of which the Notice of Objection was given by complying with the procedure set forth in Section 190 of the Act.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Montreal Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 23th day of January, 1998.

                              ON BEHALF OF THE BOARD OF DIRECTORS


                              "LEON E. NOWEK"

                              Leon E. Nowek
                              Chief Financial Officer and Director

                       TURBODYNE TECHNOLOGIES INC .

                              PROXY CIRCULAR
==========================================================================

THIS PROXY CIRCULAR CONTAINS INFORMATION AS AT JANUARY 6, 1998.

I.        PERSONS MAKING THIS SOLICITATION OF PROXIES

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TURBODYNE TECHNOLOGIES INC. (THE "COMPANY") FOR USE AT THE EXTRAORDINARY GENERAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING, AND AT ANY ADJOURNMENT THEREOF. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II.       COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. The motions to be approved at the Meeting require approval by the shareholders by special resolution, being a vote of the shareholders approved by a majority of 66-2/3% of the votes cast in favour of the special resolution.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

It is not intended to use the proxies for the purpose of voting on the Company's audited financial statements for the most recently completed financial year, the directors' reports nor the Auditors' report.

III.      REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV.       INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

V.        VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has the following classes of shares outstanding which will entitled to be voted at the Meeting:

1. common shares without par value, of which 29,941,612 common shares are issued and outstanding as of January 6, 1998;

2. Series One Convertible Class A Preference Shares, of which 10,000 Series One Convertible Class A Preference Shares were issued and outstanding as of January 6, 1998.

In addition, the Company is proposing to designate and issue up to 10,000 Series Two Convertible Class A Preference Shares. Any holders of the Series Two Convertible Class A Preference Shares will be entitled to vote at the Meeting.

Only those holders of common shares of the Company of record on January 6, 1998 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:


                                                       Percentage of
Name and Address                   Number of Shares    Outstanding Shares
----------------                   ----------------    ------------------
March Technologies Inc.(1)         3,250,000(2)             10.85%
1050 North Cindy Lane
Carpinteria, California USA 93013

----------------------------

(1) March Technologies Inc. is a company owned and controlled by the President and Chief Executive Officer of Company, Edward M. Halimi.

(2) These shares are held in escrow by Montreal Trust Company of Canada pursuant to an escrow agreement dated March 7, 1994 between the Company, Montreal Trust Company of Canada, March Technologies Inc. and Leon E. Nowek.

VI.       REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

COMPENSATION SUMMARY
--------------------

The following table discloses the compensation paid during the previous three financial years to the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):

SUMMARY COMPENSATION TABLE

                                   Annual Compensation                    Long Term Compensation
                            -----------------------------------  -------------------------------------
                                                                 Awards                      Payouts
                                                                 --------------------------- ---------
                                                                 Securities   Restricted
                                                     Other       Under        Shares or
Name and                                             Annual      Options/     Restricted
Principal                   Salary         Bonus     Compen-     SARs         Share/Units    LTIP           All Other
Position             Year   ($) (U.S.)     ($)       sation($)   Granted(#)   ($)            Payouts ($)    Compensation($)
------------         ----   ----------     -----     ---------   ----------   ------------   ------------   ---------------

Edward M.Halimi      1997    $180,000      (1)       nil         200,000      nil            nil            nil
President of
Turbodyne            1996    $ 60,000      nil       nil         nil          nil            nil            nil
Technologies
Inc. and             1995    $ 60,000      nil       nil         500,000      nil            nil            nil
Turbodyne
Systems, Inc.


Michael Joyce        1997    $150,000      (1)       nil         nil          nil            nil            nil
President of
Pacific Baja Light   1996    $ 75,000      $ 75,000  nil          50,000      nil            nil            nil
Metals Corp.
                     1995    n/a           n/a       n/a         n/a          n/a            n/a            n/a


Lennart Renberg      1997    $150,000      (1)       nil         nil          nil            nil            nil
Director of
Pacific Baja Light   1996    $ 75,000      $ 75,000  nil          50,000      nil            nil            nil
Metals Corp.
                     1995    n/a           n/a       n/a         n/a          n/a            n/a            n/a


Leon E. Nowek,       1997    $162,000      (1)       nil         200,000      nil            nil            nil
Chief Financial
Officer              1996    $30,000       nil       nil                      nil            nil            nil

                     1995    $30,000       nil       nil                      nil            nil            nil

-------------------------

(1)  The Company pays a bonus to each of the named executive officers equal to an amount up to 150% of the amount of the annual salary payable, based on earnings of the Company and/or its subsidiaries.  The amount of the bonus is contingent upon the amount of earnings of the Company and/or its subsidiaries.

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the preceding financial year to the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):

                             OPTION/SAR GRANTS
             DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                           % of Total                           Market Value
                          Securities       Options/SARs                         of Securities
                          Under            Granted to         Exercise or       Underlying Options/
                          Options/SARs     Employees in       Base Price        /SARs on the Date         Expiration
Name              Year    Granted (#)      Financial Year     ($/Security)      of Grant ($/Security)     Date
------            ----    -------------    --------------     ------------      ---------------------     -----------

Edward M. Halimi  1997    200,000          10.0%              $4.50 (U.S.)      $900,000                  Jan 6, 1999
President

Michael Joyce     1997    nil              n/a                n/a               n/a                       n/a

Lennart Renberg   1997    nil              n/a                n/a               n/a                       n/a

Leon E. Nowek     1997    200,000          10.0%              $4.50 (U.S.)      $900,000                  January 6, 1999


The following table discloses the particulars of stock options exercised during the preceding financial year by the Company's Chief Executive Officer and four highest paid executive officers (if they earned more than $100,000 per year):


                      AGGREGATED OPTION/SAR EXERCISES
                    DURING THE MOST RECENTLY COMPLETED
          FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                       Value of Unexercised in
                                                               Unexercised Options/    the Money Options/
                               Securities                      SARs at FY-End (#)      SARs at FY-End ($)
                               Acquired on    Aggregate Value  (Exercisable/           (Exercisable/
Name                 Year      Exercise (#)   Realized ($)     Unexercisable)          Unexercisable)
----                 ----      ------------   ---------------  ---------------------   ------------------------

Edward M. Halimi
President            1997      nil            n/a              200,000                 $625,000 (U.S.)

Michael Joyce        1997      nil            n/a               50,000                 $156,250 (U.S.)

Lennart Renberg      1997      nil            n/a               50,000                 $156,250 (U.S.)

Leon E. Nowek        1997      nil            n/a              200,000                 $625,000 (U.S.)


INDEBTEDNESS OF DIRECTORS AND OFFICERS
--------------------------------------

With the exception of indebtedness of Edward Halimi, as disclosed below, none of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company or its subsidiaries at any time during the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.






                    TABLE OF INDEBTEDNESS OF DIRECTORS,
                  EXECUTIVE OFFICERS AND SENIOR OFFICERS

                                                                         Financially
                                                         Amount           Assisted
                                         Largest       Outstanding       Securities
                        Involvement      Amount           as at           Purchase         Security
     Name and            Issuer or    Outstanding      December 31/97    During 1997          for
Principal Position      Subsidiary    During 1997          ($)               (#)          Indebtedness
        (a)                 (b)            (c)             (d)               (e)              (f)
------------------      -----------   -----------      --------------    ------------     ------------

Edward M. Halimi,       Loan from     $112,984         $112,984          Nil              Nil
President and Chief     the Company
Executive Officer

Walter F. Ware          Loan from     $141,000 Cdn.    $141,000 Cdn.     Nil              Nil
                        the Company

Leon E. Nowek,          Loan from
Chief Financial         the Company   $315,000 Cdn     $315,000 Cdn      Nil              Nil
Officer and Director



The Company has loaned $112,984 to Edward Halimi, the President and Chief Executive Officer of the Company. The loan is repayable on demand by the Company and does not bear interest. The Company has loaned $225,000 to Leon Nowek in connection with a housing loan. The Company has loaned $100,000 to Walter Ware in connection with a housing loan.

COMPOSITION OF THE COMPENSATION COMMITTEE
-----------------------------------------

At a meeting of the Board of Directors held on September 24, 1996, the Company approved the formation of a compensation committee consisting of Daniel D. Geronazzo, Wendell R. Anderson and Eugene A. Hodgson. The mandate of the Compensation Committee is to make recommendations to the Board with respect to compensation to be paid to the Company's directors and senior officers of the Company. The Compensation Committee will make comparisons to other companies in the same industry carrying on businesses similar to those of the Company, in determining any recommendations as to remuneration.

REPORT ON EXECUTIVE COMPENSATION
--------------------------------

During the last financial year, the Board of Directors considered a number of factors in fixing remuneration for directors and executive officers.
The Board of Directors primarily based such remuneration on their determination of what level of remuneration would be necessary to attract and retain people having the experience and ability of the executive officers. No emphasis was given to the stock options held by such executive officers in determining their cash remuneration. Furthermore, no consideration was given to options presently held by such executive officers in considering whether to grant new options to them. The Company's financial performance was not closely related to the remuneration paid to such executive officers.

VII.         INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company.

VIII.        MANAGEMENT CONTRACTS

The consulting services of Lennart Renberg are provided to Pacific Baja Light Metals pursuant to a consulting agreement between Pacific Baja, the Company and Lykar Specialties, Inc. ( "Lykar Specialties") dated September 5, 1996. The consulting agreement has a three year term. Pacific Baja pays a base consulting fee for Mr. Renberg's services equal to US $12,500 per month plus an annual bonus based on the annual net operating profit of Pacific Baja Light Metals. The maximum bonus payable is 150% of base salary and is earned upon the annual net operating profit of Pacific Baja Light Metals exceeding US $5,500,000. Options to purchase 50,000 shares of the Company are also to be issued to Lykar Specialties upon each anniversary of the term of the consulting agreement.

IX.          PARTICULARS OF THE MATTERS TO BE ACTED UPON

INTRODUCTION
------------

For the reasons set forth below the Board of Directors believes that it is in the best interests of the Company and its shareholders to change the domicile of the Company from the Canadian federal jurisdiction to Delaware, U.S.A. (the "Delaware Continuation"). The effect of the Delaware Continuation will mean that the Company will cease to be a company under the CANADA BUSINESS CORPORATIONS ACT (the "Canadian Corporation Law") and will be a corporation under the General Corporation Law of the State of Delaware (the "Delaware Corporation Law").

The Company was incorporated on May 18, 1983 under the COMPANY ACT (British Columbia). The Company continued into the Canadian federal jurisdiction pursuant to the CANADA BUSINESS CORPORATIONS ACT as effective on December 3, 1996. The CANADA BUSINESS CORPORATIONS ACT currently governs the corporate affairs of the Company.

The CANADA BUSINESS CORPORATIONS ACT permits the continuation of the Company into the State of Delaware provided approval of shareholders is obtained by Special Resolution and provided the Director under the CANADA BUSINESS CORPORATIONS ACT consents to the continuation.

The continuation of the Company into the State of Delaware will affect certain of the rights of shareholders as they currently exist under the CANADA BUSINESS CORPORATIONS ACT. The changes that will occur as a result of the transfer of the Company's jurisdiction of incorporation from Canada to Delaware are summarized below. This summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding differences between the two jurisdictions as they affect their own particular circumstances.

2. REQUIRED APPROVALS
   ------------------

Under the CANADA BUSINESS CORPORATIONS ACT, the continuance of the Company into the State of Delaware requires the approval of the shareholders of the Company by a special resolution, being "a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution".

The Company will be seeking the approval of the shareholders of the Company to the Delaware Continuation and to the other matters set forth in the Notice of Meeting by the following separate votes:

(A) First, by the vote of all shareholders of the Company, including the holders of the outstanding common shares of the Company, the holders of Series One Convertible Class A Preference Shares and the holders of Series Two Convertible Class A Preference Shares;

(B) Second, by the class vote of all shareholders of the Company holding common shares of the Company;

(C) Third, by the class vote of all shareholders of the Company holding Series One Convertible Class A Preference Shares and Series Two Convertible Class A Preference Shares, if any;

(D) Fourth, by the series vote of all shareholders of the Company holding Series One Convertible Class A Preference Shares;

(E) Fifth, by the series vote of all shareholders of the Company holding Series Two Convertible Class A Preference Shares, if any.

*  THE COMPANY IS IN THE PROCESS OF FINALIZING A FINANCING TO BE
COMPLETED BY THE ISSUE OF UP TO 10,000 SERIES TWO CONVERTIBLE CLASS A PREFERENCE SHARES. THE COMPANY ANTICIPATES FILING ARTICLES OF AMENDMENT PRIOR TO THE MEETING AS REQUIRED TO DESIGNATE THE SERIES TWO CONVERTIBLE CLASS A PREFERENCE SHARES.

Pursuant to the CANADA BUSINESS CORPORATIONS ACT, a shareholder may at any time until the time of the Meeting or at the Meeting give the Company a Notice of Objection to the Special Resolution to approve the Delaware Continuation and the other matters addressed in the Notice of Meeting. Any Notice of Objection may delivered to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. As a result of giving a Notice of Objection a shareholder must, on receiving a Notice of Adoption of the Special Resolution under
Section 190 of the Act from the Company, require the Company to purchase all of the shareholder's shares in respect of which the Notice of Objection was given by complying with the procedure set forth in Section 190 of the Act.

In the event that the special resolution is passed, the Company shall give any shareholders who have delivered Notice of Objection notice that the Special Resolution has been adopted within 10 days of the date after shareholders adopt the Special Resolution. Within 10 days of receiving a notice that the Special Resolution has been adopted, a shareholder who has delivered a Notice of Objection must give notice to the Company requiring the Company to purchase all his shares in respect of which the Notice of Objection was given at the fair value thereof. The dissenting shareholder must deliver to the Company or the Company's transfer agent the share certificates representing such shares within 30 days of the date of delivery of notice to the Company requiring the Company to purchase such shares. A dissenting shareholder may apply to a court for a determination of the price and terms of such purchase and sale.

IN VIEW OF THE STRICT REQUIREMENTS OF THE CANADA BUSINESS CORPORATIONS ACT RELATING TO THE RIGHTS AND OBLIGATIONS OF DISSENTING SHAREHOLDERS, SHAREHOLDERS SHOULD SEEK THEIR OWN LEGAL COUNSEL CONCERNING ANY
CONSEQUENCES WHICH MAY RESULT FROM THE FILING OF A NOTICE OF OBJECTION OR CONCERNING THE PROCEDURES TO BE FOLLOWED TO EXERCISE SUCH RIGHTS.

Since the Board of Directors may not wish to proceed with the Delaware Continuation in the event that shareholders holding a significant number of shares exercise their right of dissent, thereby possibly impairing the Company's financial resources, the Board of Directors is also seeking the shareholders' approval to not proceed with the Delaware Continuation if, in the directors' sole discretion, they determine it not to be in the Company's best interests.

3. REASONS FOR THE CONTINUATION
   ----------------------------

The directors of the Company believe the Delaware Continuation is in the best interests of the Company and its shareholders for the following reasons:

(A) The extent to which the Company presently carries on business in Canada is relatively insignificant. The Company's head office was relocated to Woodland Hills, California in 1997. The Company conducts its business through its two wholly-owned subsidiaries, Turbodyne Systems, Inc. and Pacific Baja Light Metals Corp. The head office of Turbodyne Systems, Inc. and its research and development and
        manufacturing facilities are in Carpinteria, California.   Pacific
        Baja Light Metals Corp. carries on its business of the manufacture of aluminum cast automotive products in California and Mexico and has its head office in La Mirada, California. The Company's management anticipates that future expansion of the Company's business will be through the expansion of the subsidiaries' businesses in the United States. Accordingly, management believes that it is in the best interest of the Company to transfer its jurisdiction of incorporation to the United States.

(B) The Company anticipates that any future financings will be completed in the United States market. Investors in the United States are familiar with the laws of the State of Delaware which will be applicable to the Company upon completion of the Delaware Continuation. This familiarity may remove a perceived risk in the minds of such investors with the result that the Company may be able to achieve more favorable financing terms. In addition, the Company will cease to be a foreign private issuer under United States securities laws and will become a domestic issuer under United States securities law. The Company will be subject to increased disclosure and reporting requirements as a domestic issuer. Investors in the United States may view these increased disclosure and reporting requirements as an advantage.

(C) The Delaware Continuation will remove the requirement that at least one third of the Company's directors consist of Canadian residents.
        In view of the fact that the Company's business activities are primarily in the United States, the Board of Directors considers it in the best interest of the Company not be governed by this Canadian resident requirement.

4. NO CHANGE IN THE BUSINESS, MANAGEMENT OR OPERATIONS OF THE COMPANY
   ------------------------------------------------------------------

The change of domicile to Delaware will effect only a change in the legal domicile of the Company and will result in other changes of a legal nature, the material details of which are described in this Proxy Circular. The Delaware Continuation will not result in a change of the business, management, fiscal year, assets, liabilities, or operations of the Company. The Delaware Continuation will not affect the trading of the shares of the Company on the NASDAQ Small Cap Market or on EASDAQ.

5. DOMESTICATION UNDER DELAWARE CORPORATION LAW
   --------------------------------------------

The Company will be governed by the Delaware Corporation Law upon completion of the Delaware Continuation. The Company will file a Certificate of Incorporation with the Secretary of State for the State of Delaware concurrently upon domestication under the Delaware Corporation Law. The form of Certificate of Incorporation to be filed is attached to this Proxy Circular. In addition, the Company will be governed by By-laws to be adopted by the Company upon completion of the Delaware Continuation. The By-laws proposed by the Board of Directors will be available for inspection by the shareholders at the Meeting. The Certificate of Incorporation and the By-laws are referred to herein as the "Delaware Constating Documents".

The Company is currently governed by its Certificate of Continuance, Articles of Continuance and Articles of Amendment, as filed by the Company under the CANADA BUSINESS CORPORATIONS ACT, and the By-laws of the Company approved by the shareholders (the "Canadian Constating Documents").

6.   MATERIAL CHANGES IN CONSTATING DOCUMENTS
     ----------------------------------------

The Delaware Constating Documents effectively amend the Canadian Constating Documents by:

(a) redesignating the "common shares without par value" of the Company as "common shares with a par value of $0.001 per share";

(b) reducing the authorized number of common shares of the Company from 100,000,000 common shares to 60,000,000 common shares;

(c) redesignating the Class A Preference Shares of the Company as Preferred Stock with a par value of $0.001 per share and reducing the authorized number of shares of Preferred Stock to 1,000,000 shares;

(d) canceling the authorized 100,000,000 Class B Preference Shares of the Company, none of which have been issued or are outstanding.

(e) redesignating the 10,000 Series One Convertible Class A Preference Shares as Series A Preferred Stock with a par value of $0.001 per share;

(f) redesignating all 10,000 Series Two Convertible Class A Preference Shares, if any, as Series B Preferred Stock with a par value of $0.001 per share.

7. COMPARISON OF SHAREHOLDER RIGHTS
   --------------------------------

The Delaware Corporation Law and the Delaware Constating Documents are similar in many respects to the CANADA BUSINESS CORPORATIONS ACT and the
Canadian Constating Documents.   However, there are differences which are
material to shareholders rights. It is not practical to summarize all of those differences in the Proxy Circular, however all of the principal differences which could materially affect the rights of shareholders of the Company are discussed below.

(A)     QUORUM OF SHAREHOLDERS
        ----------------------

Under the Canadian Constating Documents, a quorum shall consist of one member in person or by proxy holding not less than one-third of the issued and outstanding voting shares of the Company. The Delaware Constating Documents provide that the holders of not less than one-third of the outstanding shares entitled to vote shall constitute a quorum.

(B)     NOTICE, ADJOURNMENT AND PLACE OF SHAREHOLDERS' MEETINGS
        -------------------------------------------------------

The CANADA BUSINESS CORPORATIONS ACT requires that notice of shareholders' meetings be given at least 21 days but not more than 50 days before a meeting unless the shareholders waive or reduce the notice period by unanimous consent in writing. The Delaware Constating Documents require such notice to be given not less than 10 nor more than 60 days before a meeting.

Both the CANADA BUSINESS CORPORATIONS ACT and Delaware Corporation Law provide for adjournments of shareholders' meetings. If the meeting is adjourned for more than 30 days, the Canadian Constating Documents require a minimum of 21 days' but not more than 50 days' notice of the adjournment. The Delaware Corporation Law requires that if the adjournment is for more than 30 days or if a new record date is fixed for the adjourned meeting, notice must be given to the shareholders of record entitled to vote at the meeting.

The Delaware Corporation Law provides that any action that may be taken at a shareholders' meeting may be taken without a meeting, without prior notice and without a vote if a consent in writing is signed and dated by the holders of shares having at least the number of votes necessary to pass such a resolution at a shareholders' meeting unless otherwise provided in the certificate of incorporation. The Company's proposed Certificate of Incorporation does not provide otherwise. The CANADA BUSINESS CORPORATIONS ACT permits and the Canadian Constating Documents provide that the shareholders may pass a resolution in writing, however, it must be signed by all shareholders entitled to vote on that resolution. If written consent of all of the shareholders is not obtained, than the resolution is not effective and a meeting of the shareholders must be held to carry out the business referred to in that resolution.

(C)     DIRECTOR QUALIFICATIONS, ELECTION AND REMOVAL OF DIRECTORS AND
        --------------------------------------------------------------
        FILLING VACANCIES ON THE BOARD OF DIRECTORS
        -------------------------------------------

The Canadian Constating Documents provide that the Company shall have at least the minimum number of directors required under the CANADA BUSINESS CORPORATIONS ACT, but the Board of Directors may appoint additional directors between annual general meetings of shareholders, provided the number of additional directors does not exceed one-third the number of directors elected or appointed at the last such meeting. As the Company is a public company, the CANADA BUSINESS CORPORATIONS ACT requires that the Company have at least three directors. The directors may not be persons under the age of 18, undischarged bankrupts or persons found to be mentally incompetent.

The Delaware Constating Documents provide that the Company's board of directors will consist of not less than two and not more than twelve directors. The size of the Company's board of directors will be fixed by resolution of the Board. The Certificate of Incorporation divides the directors of the Company into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate on the date of the 1998 annual meeting of shareholders; the term of the Class II directors shall terminate on the date of the 1999 annual meeting of shareholders and the term of the Class III directors shall terminate on the date of the 2000 annual meeting of shareholders. At each annual meeting of shareholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a three year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as reasonably possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent directors. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Under both the Canadian Constating Documents and the Delaware Constating Documents, directors are elected at each annual meeting. Both the Canadian Constating Documents and the Delaware Constating Documents provide that, subject to certain limitations, vacancies on the Board may be filled by the remaining directors for the remainder of the unexpired term. The Canadian Constating Documents, however, provide that the remaining directors must constitute a quorum of the Board of Directors, whereas the Delaware Constating Documents permit directors constituting less than a quorum to fill vacancies.

Under the CANADA BUSINESS CORPORATIONS ACT, directors generally may be removed before the expiration of their term by an ordinary resolution approved by a majority of the votes cast on the resolution at a meeting called for that purpose, and a replacement for the director so removed may be appointed by an ordinary resolution approved by a majority of the votes cast.

The Delaware Constating Documents provide that the directors may only be removed by:

   (a) a vote of the majority of all holders of voting stock, where cause for such removal exists; or

   (b) upon the unanimous vote of all of the directors, with the exclusion of the vote of the director to be removed.

(D)     RIGHT TO CALL SPECIAL MEETINGS AND NOMINATION OF DIRECTORS
        ----------------------------------------------------------

Under the CANADA BUSINESS CORPORATIONS ACT, shareholders holding in aggregate not less than 5% of the shares having the right to vote at a meeting at which directors will be elected may nominate directors by delivering such nomination to the Company's registered office at least 90 days before the anniversary date of the previous annual meeting of shareholders. The CANADA BUSINESS CORPORATIONS ACT also provides that the holders of 5% of the issued shares with a right to vote at a general meeting can requisition the calling of a general meeting. If the directors do not, within 21 days after receiving the requisition from the shareholders, call a meeting, any shareholder who signed the requisition may call the meeting.

The Delaware Constating Documents provide that any shareholder may nominate directors and bring other business before an annual shareholders meeting by delivering written notice of the nomination or other business to the Company's head office not later than the close of business on the sixtieth
(60) day nor earlier than the close of business on the ninetieth (90) day prior to the first anniversary of the preceding year's annual meeting. Under the Delaware Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Delaware Constating Documents permit a special meeting to be called only by the President, the Chairman of the Board of Directors, a majority of the Directors or the Chief Executive Officer.

(E)     AMENDMENT TO INTERNAL AFFAIRS
        -----------------------------

Under the CANADA BUSINESS CORPORATIONS ACT, any amendment to the articles of a corporation will generally require approval by special resolution, which is a resolution passed by a majority of not less than 66 2/3% of the votes cast by shareholders entitled to vote on the resolution.

The Company also, by special resolution approved by 66 2/3% of the class of shareholders whose shares are affected by such resolution (even if such shares are non-voting), may create or add special rights or restrictions to such class of issued shares. A separate class resolution of preferred shareholders, if any, must be approved by a separate resolution (a) consented to in writing by all holders of preferred shares; or (b) present at a meeting of holders of preferred shares, called for such purpose, at which at least two shareholders must be present at the meeting, representing an aggregate of not less than 5% of the issued and outstanding preferred shares carrying voting rights at the meeting and passed by the affirmative vote of at least 66 2/3 of the votes cast. Any shareholder who dissents from the proposal is entitled to have his shares purchased by the Company.

The Delaware Corporation Law requires the approval of the holders of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation unless the certificate of incorporation requires a greater vote. The proposed Certificate of Incorporation provides that the affirmative vote of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock shall be required to amend or repeal certain provisions; including those concerning who may call a special meeting of shareholders, the inability of shareholders to take any action by written consent, the appointment and classification of the board of directors, the sole authority of the Board of Directors to adopt, alter, amend or rescind the Bylaws and any amendment to the provision in the Certificate of Incorporation requiring a supermajority vote. Whether or not provided in the certificate of incorporation, holders of the outstanding shares of a class are entitled to vote as a class upon a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. The number of authorized shares in a class, however, may be increased or decreased (but not below the number of shares outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote without a separate class vote, if so provided in (a) the original certificate of incorporation, (b) an amendment creating the class or adopted before shares of the class were issued, or (c) an amendment approved by the affirmative vote of the holders of a majority of such class of stock.

The Delaware General Corporation law provides that a corporation's bylaws may be amended by the corporation's shareholders, or, if so provided in the corporation's certificate of incorporation, by the corporation's directors. The proposed Certificate of Incorporation provides that the directors shall have the sole authority to adopt, repeal, alter, amend or rescind the bylaws of the corporation.

(F)     ANTI-TAKEOVER PROVISIONS AND INTERESTED SHAREHOLDERS
        ----------------------------------------------------

Section 203 of the Delaware General Corporation Law prevents an "interested shareholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in the Delaware General Corporation Law) with a Delaware corporation for three years following the date such person became an interested shareholder unless (i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns at lease 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the shareholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested shareholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one or more certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation's directors.

The CANADA BUSINESS CORPORATIONS ACT does not contain comparable provisions with respect to business combinations.

(G)     MERGERS, SALES OF ASSETS AND OTHER EXTRAORDINARY TRANSACTIONS
        -------------------------------------------------------------

Under the CANADA BUSINESS CORPORATIONS ACT, certain extraordinary corporate actions, such as certain amalgamations, continuances, sales, leases or exchanges of all or substantially all the assets of a corporation and other extraordinary corporate actions such as liquidations, dissolutions or arrangements, are required to be approved by special resolution (a resolution passed by a majority of not less than 66 2/3% of the votes cast by the shareholders who voted on the resolution) and, in certain cases, such special resolution is also required to be approved by shareholders separately as a class or series.

The Delaware Corporation Law provides that, unless otherwise specified in a corporation's certificate of incorporation or unless the provisions of
Section 203 of the Delaware Corporation Law relating to "business combinations" discussed above are applicable, a sale or other disposition of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the board of directors of each constituent corporation plus, with certain exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the proposal. In a merger, approval by the shareholders of a constituent corporation is not required if (a) the constituent corporation will be the surviving corporation, its certificate of incorporation will not be amended in the merger, the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock or such constituent corporation outstanding immediately prior to the effective date of the merger and each share of its stock outstanding before the merger will be an identical outstanding or treasury share after the effective date of the merger; or (b) the corporation is a subsidiary of a parent corporation that owns at least ninety percent 90% of each class of the subsidiary's outstanding stock before the merger, and the parent corporation is merging the subsidiary into itself or one (1) or more other corporations of which the parent owns ninety percent 90% of the outstanding stock or the parent corporation is merging itself and one or more other corporations of which the parent owns ninety percent (90%) of each class of outstanding stock into the subsidiary.

(H)     TRANSACTIONS WITH OFFICERS AND DIRECTORS
        ----------------------------------------

The CANADA BUSINESS CORPORATIONS ACT provides that every director who is in any way, directly or indirectly, interested in a proposed contract or transaction with the Company must disclose the nature and extent of such interest and is liable to account to the Company for any profit made as a consequence of the Company entering into such transaction unless he (a) disclosed his interest at the meeting where the proposed transaction was first considered; (b) after his disclosure, the transaction was approved by the directors and (c) he abstained from voting on such transaction; or unless the contract or transaction was fair and reasonable to the Company and, after full disclosure by the director, the transaction is approved by the directors or the shareholders.

Under the Delaware Corporation Law, contracts or transactions in which a director or officer is financially interested are not automatically void or voidable, if (a) the material facts as to the officer's or director's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) material facts as to the officer's or director's relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or (c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorized the contract or transaction.

(I)     DISSENT RIGHTS
        --------------

The CANADA BUSINESS CORPORATIONS ACT provides that shareholders of a Canada Federal Jurisdiction Corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with certain matters including (a) the continuance of the corporation into another jurisdiction; (b) the sale, lease or disposition of substantially the whole of the business of the corporation; (c) the alteration of the corporation's memorandum by changing any restriction on the business to be carried on by the corporation or on its powers; (d) any amalgamation of the corporation with another corporation; (e) where, in the event of the corporation being wound up, the proposal to distribute the property of the corporation in kind (in which case a shareholder may petition the court for an order requiring the distribution of the property of the corporation to be in money). Shareholders who vote in favour of a resolution in connection with the foregoing may not subsequently exercise dissent rights in respect of that resolution. See "Shareholders Right to Dissent."

The Delaware Constating Documents will grant to shareholders dissent rights equivalent to the dissent rights provided to shareholders under the CANADA BUSINESS CORPORATIONS ACT. The Certificate of Incorporation provides that these dissent rights cannot be amended or revoked by the Company within five years of the date of the Delaware Continuation without the approval of 90% of the votes of the shareholders voting at a meeting of shareholders.

(J)     DERIVATIVE ACTIONS
        ------------------

Under the CANADA BUSINESS CORPORATIONS ACT, a shareholder, director or any other person who, in the opinion of the court is a proper person to apply
(a "complainant") may, with leave of the court, bring an action in the name of and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation or to obtain damages for any breach thereof. A complainant (as defined above) also may defend, with leave of the court, in the name and on behalf of the corporation, any action brought against the corporation. A shareholder or director may apply to the court for such leave on notice to the corporation if (a) he has made reasonable efforts to cause the directors of the corporation to commence, diligently prosecute or defend the action; (b) he is acting in good faith;
(c) it is prima facie in the interests of the corporation that the action be brought or defended; and (d) in the case of an application by a shareholder, he was a shareholder of the corporation at the time of the event giving rise to the cause of action. No action brought or defended as a derivative action can be settled or discontinued without approval of the court.

The Delaware Constating Documents will grant to shareholders the right to bring derivative actions in the name of and on behalf of the Company in an equivalent manner to the derivative action rights provided to shareholders under the CANADA BUSINESS CORPORATIONS ACT. The Certificate of Incorporation provides that these derivative action rights cannot be amended or revoked by the Company within five years of the date of the Delaware Continuation without the approval of 90% of the votes of the shareholders voting at a meeting of shareholders.

(K)     OPPRESSION REMEDY
        -----------------

The CANADA BUSINESS CORPORATIONS ACT contains an oppression remedy that enables the court, if satisfied upon application by a complainant (as defined above in "Derivative Action") that (a) the affairs of the corporation are being conducted or the powers of the directors are being exercised in an oppressive manner, or (b) some act of the corporation has been done or is threatened or some resolution has been passed or is proposed that is unfairly prejudicial, to make any order it considers appropriate, including the cancellation of any transaction, the purchase of shares of any shareholder, appointment of a receiver, the winding up of the corporation, compensation to the complainant and the rectification of any corporate record.

The Delaware Constating Documents will grant to shareholders oppression remedies equivalent to the oppression remedies provided to shareholders under the CANADA BUSINESS CORPORATIONS ACT. The Certificate of Incorporation provides that these oppression remedies cannot be amended or revoked by the Company within five years of the date of the Delaware Continuation without the approval of 90% of the shareholders voting at a meeting of shareholders.

(L)     INDEMNIFICATION OF OFFICERS AND DIRECTORS; LIMITATION OF MONETARY
        -----------------------------------------------------------------
        LIABILITIES OF DIRECTORS
        ------------------------

Under the CANADA BUSINESS CORPORATIONS ACT and pursuant to the Canadian Constating Documents, the Company will indemnify a director or officer, a former director or officer or a person who acts or has acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or such body corporate if (a) he acted honestly and in good faith with a view to the best interests of the Company and (b), in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of the Company or such body corporate, a corporation may, with court approval, provide indemnification against all costs, charges and expenses reasonably incurred by such persons in connection with such action who fulfill the conditions set forth in (a) and
(b) immediately above. The CANADA BUSINESS CORPORATIONS ACT requires court approval of any indemnification by a corporation.

The CANADA BUSINESS CORPORATIONS ACT permits, and the Canadian Constating Documents provide that directors shall not be liable under certain circumstances to the Company or its shareholders for monetary damages unless the loss, damage or misfortune happened as a result of such director's failure to exercise his powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Delaware Corporation Law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, with the following exceptions: (a) a breach of the director's duty of loyalty; (b) payment of an unlawful stock dividend or making an unlawful stock repurchase or redemption; (c) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (d) in any transaction in which the director derived an improper personal benefit.
The Company's proposed Certificate of Incorporation eliminates the liability of directors of the corporation for monetary damages to the fullest extent permissible under Delaware law.

The Delaware Corporation Law permits a corporation to indemnify its directors, officers, employees and other agents under circumstances similar to those for which the Canadian Constating Documents provide. The Delaware Constating Documents will require the Company to indemnify its directors and officers to the fullest extent permitted by the Delaware Corporation Law. According to the proposed By-laws, however, the Company may modify the extent of such indemnification by individual contract, or it may deny indemnification to any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, or (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation
Law.   The proposed By-laws will require the Company to advance expenses to a director or executive officer, provided that (a) the director or executive officer undertakes to repay amounts advanced if such person ultimately is determined not to be entitled to indemnification, and (b) the disinterested directors or, if a quorum of disinterested directors does not exist, independent legal counsel has not determined in accordance with the bylaws that the facts demonstrate clearly and convincingly that the applicant acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation. The bylaws also permit the Company to provide indemnification under the Delaware Corporation law to its other officers, employees and agents.

Indemnification rights conferred on a person by the Company's proposed By-laws are deemed to be contractual, in that their repeal or modification shall have prospective effect only and shall not affect rights in effect under the bylaws at the time of an alleged occurrence, act or omission that is the basis of a proceeding against the person or the corporation. Indemnification rights to which a person becomes entitled under the Company's proposed bylaws continue after the person ceases to be a director, officer, employee or other agent of the Company.

Indemnification rights under the Delaware Corporation Law are not exclusive. Accordingly, the Company's proposed bylaws will specifically permit the Company to indemnify its directors, officers, employees and other agents within the limits established by law and public policy, pursuant to an express contract, bylaw provision, shareholder vote or otherwise, any or all of which may provide indemnification rights broader than those currently available under the Canadian Corporation Law or Delaware indemnification statutes.

Both the Delaware Constating Documents and Canadian Constating Documents provide that the Company, may purchase insurance on behalf of those persons entitled to be indemnified by the Corporation.

(M)     DIVIDENDS AND DISTRIBUTIONS
        ---------------------------

Under the CANADA BUSINESS CORPORATIONS ACT, directors of a corporation shall not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment be, insolvent.

The Delaware Corporation Law generally provides that a corporation may declare and pay dividends out of surplus (defined as the excess, if any, of net assets over stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, subject to any restrictions contained in a corporation's certificate of incorporation. The Company's Certificate of Incorporation contains no such restrictions. Dividends may not be paid out of net profits if the stated capital of the corporation is less than the amount of stated capital represented by outstanding preferred stock, if any.

(N)     PREEMPTIVE RIGHTS
        -----------------

Neither the Delaware Corporation Law, or the CANADA BUSINESS CORPORATIONS ACT, automatically provides for preemptive rights to acquire a corporation's unissued stock. However, such right expressly may be granted to the shareholders in a corporation's certificate of incorporation under the Delaware Corporation Law. Neither the Delaware Constating Documents nor the Canadian Constating Documents provide for preemptive rights.

(O)     INSPECTION OF SHAREHOLDERS LIST
        -------------------------------

The CANADA BUSINESS CORPORATIONS ACT grants to shareholders and directors of the Company the right to inspect the shareholder list of the Company during normal business hours. The Delaware Constating Documents provide that the shareholders list shall be prepared by the secretary of the Corporation at least ten days prior to any shareholders meeting and be open to the examination of any shareholder, for any purposes germane to the meeting, for a period of ten days prior to the meeting and during the meeting itself.

The Delaware Corporation Law provides that any shareholder has the right to inspect the corporation's stockledger, a list of its stockholders, and its other books and records upon written demand under oath for a purpose reasonably related to such person's interest as a shareholder. The shareholder may compel inspection by court order, if the corporation refuses to permit such inspection or does not respond within five business days.

8.   CANADIAN INCOME TAX CONSIDERATIONS
     ----------------------------------

Thorsteinssons, Canadian tax counsel to Turbodyne Technologies Inc. (the "Company"), have advised that the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed continuation of the Company to the United States of America (the "United States") and the exercise of dissent rights as described herein to shareholders of the Company who are resident in Canada and to whom shares of the Company constitute capital property for the purposes of the INCOME TAX ACT (the "ITA").

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "Regulations"), any proposed amendments to the ITA or Regulations (the "Proposed Amendments") previously announced by the Federal Minister of Finance and counsel's understanding of the current administrative and assessing policies of Revenue Canada, Customs, Excise and Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action other than the Proposed Amendments, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE
     TO ANY SHAREHOLDER OF THE COMPANY. ACCORDINGLY, SHAREHOLDERS OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISERS FOR ADVICE WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO THEM OF THE PROPOSED CONTINUATION AND THE EXERCISE OF DISSENT RIGHTS.

(A)     CONSEQUENCES TO THE COMPANY
        ---------------------------

The Company will be treated as having been incorporated in the United States jurisdiction into which it is continued immediately upon it being granted articles of continuance (or similar constating documents) in such jurisdiction. Accordingly, following its continuation, it will cease to be a resident of Canada for purposes of the ITA and, thus, will only be taxable in Canada to the extent it carries on business there through a permanent establishment or realizes a gain from the sale of taxable Canadian property which is not otherwise exempt from Canadian tax by virtue of certain relieving provisions in the CANADA-U.S. INCOME TAX CONVENTION (1980).

The "corporate emigration rules" set out in the ITA will apply upon the continuation of the Company to the United States. Accordingly, the Company will be deemed to have had a taxation year ended immediately prior to it being granted articles of continuance in a State jurisdiction within the United States. In addition, each property owned by the Company, including any shares it holds in a U.S. subsidiary, immediately before the deemed year end will be deemed to have been disposed of for proceeds of disposition equal to that property's fair market value. Any gains or losses of the Company resulting from its deemed dispositions of such property will be taken into account when determining the amount of the Company's taxable income for the fiscal period which ends immediately before its continuation. Any available non-capital loss carry forwards of the Company from previous taxation years can be used to offset the amount of any taxable income calculated in respect of the fiscal period of the Company which will be deemed to have ended immediately before its continuation.

The Company will also be required to pay a special branch tax equal to 5% of the amount by which the fair market value of its assets
(calculated immediately before the deemed taxation year) and exceeds the aggregate of:

(a) its liabilities, including any liabilities owing under the ITA, and

(b) the paid-up capital of its issued and outstanding stock at the time of its continuation into the United States.

The Company has retained BDO Dunwoody to provide an estimate as to the taxes payable on completion of the Delaware Continuation. The Company has received a preliminary indication from BDO Dunwoody based on the Company's third quarter financial statements for the period ending September 30, 1997 and certain assumptions about future income of the Company that no tax would be payable. The directors of the Company have requested a more formal opinion from BDO Dunwoody and will review this formal opinion prior to a determination as to whether to proceed with the Delaware Continuation. The directors of the Company will not approve the Delaware Continuation in the event that the formal opinion indicates that the Company would be required to pay a material adverse amount of tax under the ITA as a result of the Delaware Continuation. Approval of the shareholders to the discretion of the directors of the Company to determine not to proceed with the Delaware Continuation notwithstanding shareholder approval is being sought at the Meeting.

(B)     NATURE OF THE SHARES OF THE COMPANY HELD BY CANADIAN SHAREHOLDERS
        -----------------------------------------------------------------

The shares of the Company will generally constitute "capital property" to a holder thereof, unless such shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. Certain shareholders resident in Canada whose shares of the Company might not otherwise qualify as "capital property" may be entitled to obtain such qualification until the time of the continuance by making the irrevocable election permitted by subsection 39(4) of the ITA. ANY INDIVIDUAL CONTEMPLATING MAKING A SUBSECTION 39(4) ELECTION SHOULD FIRST CONSULT HIS TAX ADVISORS AS THE MAKING OF SUCH ELECTION WILL AFFECT THE INCOME TAX TREATMENT OF HIS DISPOSITION OF OTHER CANADIAN SECURITIES.

(C)     SHAREHOLDER CONSEQUENCES
        ------------------------

The continuation of the Company from the Canadian federal jurisdiction to the United States will not constitute a taxable event for its Canadian shareholders. In this regard, Canadian shareholders of the Company will continue to hold their shares at the same "cost" for purposes of the ITA as before the Company's continuation.

Should a shareholder initiate formal "dissent" proceedings in respect of the proposed continuation, the Company will be required to purchase the dissenting shareholder's shares for a cash payment (the "redemption proceeds") equal in amount to the fair market value of the subject shares. The receipt by the dissenting shareholder of the redemption proceeds will generally be treated as a dividend to the extent that such proceeds exceed the paid-up capital of the subject shares. The balance of the redemption proceeds (i.e., the amount equal to the paid-up capital of the subject shares) will be treated as proceeds of disposition of the shares for capital gains purposes. Consequently, the dissenting shareholder could realize a capital gain (capital loss) to the extent that the paid-up capital of the subject shares exceed (is exceeded by) the shareholder's adjusted cost base thereof. In the event that a dissenting shareholder is a corporation resident in Canada, the amount of the redemption proceeds received may be treated as proceeds of disposition with the result that no dividend would be deemed to have been paid to such dissenting shareholder and any gain or loss realized by the dissenting corporate shareholder would be determined by reference to the full amount of the redemption proceeds.

Any capital loss arising on the exercise of dissent rights by a corporate shareholder of the Company will be reduced by the amount of dividends received or deemed to have been received, including any deemed dividend arising from the exercise of dissent rights, on the subject shares where the period of ownership of such shares was less than 365 days or where the corporate holder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of the Company at the time the dividends were received or deemed to have been received.


Pabe 23

Any payment received AFTER the continuation of the Company into the United States by a Canadian resident individual as a result of a dissent proceeding will be treated as proceeds of disposition and will not be treated as a dividend.

Dividends paid by the Company, following its continuance, to shareholders resident in Canada will be treated differently under the ITA than dividends those shareholders might have previously received from the Company. By way of summary, a Canadian shareholder who is an individual will be required to include the gross amount of any dividends received from the Company when computing his income for the year of such receipt. The shareholder will not be entitled to claim the federal dividend tax credit in respect of such dividends. A foreign tax credit will be available under the ITA to the Canadian shareholder to the extent of the lesser of:

(a) withholding taxes paid to the United States in respect of all non-business income taxes paid and not deducted when computing income (up to a maximum of 15% of certain foreign income from property), and

(b) the Canadian taxes otherwise payable in respect of that foreign income.

If the withholding taxes paid exceed 15% of the foreign income from property, such excess may be deducted in computing net income. The individual shareholder can claim the foreign withholding taxes paid but which are not credited as a deduction when computing his income for tax purposes.

(D)     INTEREST EXPENSE
        ----------------

Interest incurred on money borrowed to purchase shares of the Company and which was deductible prior to the continuation of the Company to the United States will continue to be deductible by the shareholder after its continuation to the United States. Generally, interest will remain deductible only as long as the shareholder continues to own the shares of the Company or is using the borrowed funds to earn income from a business or property.

9.      REDESIGNATION OF COMMON SHARES
        ------------------------------

The Delaware Constating Documents will redesignate the existing "common shares without par value" as "common shares with a par value of $0.001 per share". As Delaware Corporation Law imposes incorporation fees and franchise taxes based on the par value of authorized capital, the directors of the Company consider it in the best interests of the Company to designate the common shares with a nominal par value of $0.001 per share. With the exception of those changes to the rights of shareholders summarized above, there are no other material changes to the rights and priveleges of the common shares.

10.     REDUCTION IN THE NUMBER OF COMMON SHARES
        ----------------------------------------

The Delaware Constating Documents will reduce the number of authorized common shares of the Company from 100,000,000 common shares to 60,000,000 common shares. As Delaware Corporation Law imposes incorporation fees and franchise taxes based on the number of authorized shares of the Company, the directors of the Company consider it in the best interests of the Company to reduce the number of authorized common shares.

11.     REDESIGNATION OF CLASS A PREFERENCE SHARES
        ------------------------------------------

The Delaware Constating Documents will redesignate the Class A Preference Shares as Preferred Stock. In addition, each share will be redesignated with a par value of $0.001 per share and the authorized number of such shares reduced from 100,000,000 shares to 1,000,000 shares. The rights and restrictions of Class A Preference Shares will be amended upon their designation as Preferred Stock to remove the requirement that all holders of Class A Preference Shares will rank equally as to payment of dividends and return of capital on dissolution, liquidation or winding-up. This amendment will not affect the outstanding Series One Convertible Class A Preference Shares and Series Two Convertible Class A Preference Shares whose rights and restrictions will be preserved in the Certificate of Incorporation.

The reduction of the number of authorized Preferred Stock and the designation of the Preferred Stock with a par value of $0.001 is considered by the directors to be in the best interests of the Company in view of the incorporation fees and franchise fees assessed under Delaware Corporation Law based on authorized capital and par value.

12.     REDESIGNATION OF SERIES ONE CONVERTIBLE CLASS A PREFERENCE SHARES
        -----------------------------------------------------------------

The Delaware Constating Documents will redesignate the Series One Convertible Class A Preference Shares as Series A Preferred Stock. As of the record date, there are 10,000 Series One Convertible Class A Preference Shares issued and outstanding. The rights and restrictions of the Series A Preferred Stock are set forth in the Certificate of Incorporation. With the exception of those changes to the rights of shareholders summarized above, there are no material changes to the rights and restrictions applicable to the Series One Convertible Class A Preference Shares.

13.     REDESIGNATION OF SERIES TWO CONVERTIBLE CLASS A PREFERENCE SHARES
        -----------------------------------------------------------------

The Delaware Constating Documents will redesignate any designated and issued and outstanding Series Two Convertible Class A Preference Shares as Series B Preferred Stock. As of the record date, the Company is proposing to designate 10,000 Series Two Convertible Class A Preference Shares. There are no Series Two Convertible Class A Preference Shares outstanding as of the record date. The rights and restrictions of the Series B Preferred Stock are set forth in the Certificate of Incorporation. With the exception of those changes to the rights of shareholders summarized above, there will be no material changes to the rights and restrictions applicable to the Series Two Convertible Class A Preference Shares.

14.     CANCELLATION OF THE CLASS B PREFERENCE SHARES
        ---------------------------------------------

The Delaware Constating Documents will cancel the authorized 100,000,000 Class B Preference Shares of the Company. As of the record date, the Company has not issued any Class B Preference Shares or designated any series of Class B Preference Shares. The directors do not consider that a separate class of preferred stock is necessary upon completion of the Delaware Continuation due to the flexibility available to the Company in designating rights and restrictions applicable to additional classes of Preferred Stock.

15.     OTHER MATTERS
        -------------

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

The undersigned hereby certifies that the contents and the sending of this management proxy circular have been approved and authorized by the directors of the Company.

DATED at Vancouver, British Columbia this 23rd day of January, 1998.


                            ON BEHALF OF THE BOARD OF DIRECTORS


                            "LEON E. NOWEK"

                            Leon E. Nowek
                            Chief Financial Officer and Director

                [ATTACHMENT TO THE PROXY CIRCULAR OF
                     TURBODYNE TECHNOLOGIES INC.]

                     CERTIFICATE OF INCORPORATION
                                  OF
                     TURBODYNE TECHNOLOGIES INC.

                                  I.

   The name of the Corporation is Turbodyne Technologies Inc.

                                 II.

   The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                                 III.

   The purpose of this Corporation is to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware Law").

                                 IV.

   This Corporation is authorized to issue two classes of shares, designated, respectively, "Preferred Stock" and "Common Stock." Each class of stock shall have a par value of $.001 per share. The number of shares of Preferred Stock authorized to be issued is 1,000,000 and the number of shares of Common Stock authorized to be issued is 60,000,000. The rights, preferences, privileges and restrictions granted to or imposed upon the first two series of Preferred Stock, designated "Series A Convertible Preferred Stock" (the "Series A Preferred Stock") and "Series B Convertible Preferred Stock" (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Convertible Preferred Stock"), of which the Corporation is authorized to issue 10,000 shares and 10,000 shares, respectively, are set forth in Article V below.

   Any shares of Preferred Stock, other than the Convertible Preferred Stock, may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

                                  V.

   The relative rights, preferences, privileges and restrictions granted to or imposed upon the Convertible Preferred Stock and the holders thereof are as follows:

Section 1.   DIVIDENDS.

             (a) Holders of the Convertible Preferred Stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the Stated Value per share) equal to 7% per annum. Such dividends shall be payable in arrears on the Conversion Date in cash or Common Stock out of funds legally available therefore. Dividends on the Series A Preferred Stock shall accrue daily commencing September 8, 1997 and dividends on the Series B Preferred Stock shall accrue daily commencing on the Series B Issue Date. No dividends (other than those payable solely in the Common Stock of the Corporation) shall be paid on any Common Stock of the Corporation during any fiscal year of the Corporation until dividends in the total amount per share (as a percentage of the Stated Value per share) equal to 7% per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares) on the Convertible Preferred Stock shall have been paid or declared and set apart during that fiscal year and any prior year in which dividends accumulated but remain unpaid.

             (b) So long as any Convertible Preferred Stock shall remain outstanding, neither the Corporation nor any subsidiary thereof, shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution (other than a dividend or distribution described in Section __) upon, nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities unless all dividends on the Convertible Preferred Stock for all past dividend periods shall have been paid. Each Holder shall be deemed to have consented, for the purposes of the Delaware Law, to repurchase of shares of Common Stock by the Corporation issued to or held by employees or consultants upon termination of their employment or services pursuant to pre-existing agreements between the Corporation and such persons providing for the Corporation's rights of said repurchase.

Section 2.   VOTING RIGHTS

             (a) Except as otherwise provided for herein or in the Delaware Law, the Convertible Preferred Stock shall have no voting rights. Notwithstanding the foregoing, so long as any shares of Convertible Preferred Stock remain outstanding, the Corporation shall not, (i) without the affirmative vote of the holders of a majority of the shares of the Series A Preferred Stock then outstanding alter or change adversely the rights, privileges, restrictions and conditions attaching to the Series A Preferred Stock, and (ii) without the affirmative vote of the holders of a majority of the shares of the Series B Preferred Stock then outstanding alter or change adversely the rights, privileges, restrictions and conditions attaching to the Series B Preferred Stock.

Section 3.   LIQUIDATION

             (a) Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Junior Securities by reason of their ownership thereof, for each share of Convertible Preferred Stock, an amount equal to the Stated Value, plus an amount equal to accrued but unpaid dividends per share, whether declared or not, but without interest (as adjusted for any stock dividends, combinations or
splits with respect to such shares).   All of the preferential amounts
to be paid to the holders of Convertible Preferred Stock under this
Section 3(a) shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to, the holders of the Junior Securities in connection with any such liquidation, dissolution or winding up. After the payment or the setting apart for payment to the holders of Convertible Preferred Stock of the preferential amounts so payable to them, the remaining assets of the Corporation available for distribution shall be distributed in accordance with the provisions of
Section 3(b). If upon the occurrence of any liquidation, dissolution or winding-up of the Corporation, the assets and funds thus distributed among the holders of Convertible Preferred Stock shall be insufficient to permit the payment to the Series A Holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

             (b) In the event of a liquidation, dissolution or winding-up of the Corporation, after the distribution to holders of Convertible Preferred Stock in the amounts set forth in Section 3(a) above, the remaining assets of the Corporation legally available for distribution, if any, to stockholders shall be distributed ratably to the holders of the Common Stock then outstanding.

             (c)  For purposes of this Section 3, (i) any
transaction or series of related transactions in which the stockholders of the Corporation shall own less than 50% of the voting securities of the surviving corporation or (ii) a sale of all or substantially all of the assets of the Corporation, shall, at the option of the holder, be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Convertible Preferred Stock and Common Stock to receive at the closing in cash, securities or other property (valued as provided in Section __ below) amounts as specified in Sections 3(a) and 3(b) above; provided however, that a consolidation or merger of the Corporation with or into any other Corporation shall not be treated as a liquidation, but instead shall be subject to the provisions of Section 4(j). The Corporation shall mail written notice of any such liquidation, not less than 60 days prior to the payment date stated therein, to each record holder of Convertible Preferred Stock.

Section 4.   CONVERSION

             (a)  RIGHT TO CONVERT.  Each share of Series A
Preferred Stock shall be convertible into shares of Common Stock at the Series A Conversion Ratio at the option of the holder in whole or in part at any time after January 5, 1998 and on or prior to the fifth day prior to the Redemption Date, if any, as may have been fixed in any Redemption Notice with respect to the

Series A Preferred Stock. Each share of Series B Preferred Stock shall be convertible into shares of Common Stock at the Series B Conversion Ratio at the option of the holder in whole or in part at any time after the expiration of 120 days after the Series B Issue Date and on or prior to the fifth day prior to the Redemption Date, if any, as may have been fixed in any Redemption Notice with respect to the Series B Preferred Stock. Any conversion under this Section 4(a) shall be of a minimum amount of at least ten (10) shares of Convertible Preferred Stock.

             (b)  CONVERSION PRICE.

                  (i)  The conversion price for each share of Series
A Preferred Stock in effect on any Conversion Date shall be the LESSER of X or Y where:

                  X is the greater of:

                  (x)  $5.00 (the "Series A Fixed Price"); or

                  (y)              C
                       --------------------------------------
                       [(C [divided by] Series A Fixed Price) +
                       1.75][divided by]2

                  where

                  C = the average Per Share Market Value of the five
(5) Trading Days immediately preceding the Conversion Date; and

                  Y = 90% less 1% multiplied by the number of whole calendar months from September 8, 1997 to the Conversion Date (subject to a minimum of 80%) multiplied by the average Per Shares Market Value of the five (5) Trading Days immediately preceding the Conversion Date (the "Five Day Average") (e.g., if the Conversion date is five (5) months after September 8, 1997, then Y is 85% multiplied by the Five Day Average)(the "Series A Floating Price).

                  (ii) The conversion price for each share of Series
B Preferred Stock in effect on any Conversion Date shall be the LESSER of A or B where:

                  A is the greater of:

                  (x)  $110% of the Per Share Market Value on the
Trading Day immediately preceding the Series B Issue Date (the "Series B Fixed Price"); or

                  (y)           C
                       -------------------------------------
                       [(C [divided by] Series B Fixed Price) +
                       1.75][divided by] 2

                  where

                  C = the average Per Share Market Value of the five
(5) Trading Days immediately preceding the Conversion Date; and

                  B = 90% less 1% multiplied by the number of whole calendar months from Series B Issued Date to the Conversion Date (subject to a minimum of 80%) multiplied by the average Per Shares Market Value of the five (5) Trading Days immediately preceding the Conversion Date (the "Five Day Average") (e.g., if the Conversion date is five (5) months after the Series B Issue Date, then Y is 85% multiplied by the Five Day Average)(the "Series B Floating Price);

provided, however, if the registration statement to be filed by the Corporation in accordance with the registration rights agreement executed between the Corporation and the purchasers of the Series B Preferred Stock (the "Series B Registration Rights Agreement") is not declared effective by the Commission for any reason by the Effective Date, as defined in the Series B Registration Rights Agreement, then clauses (A) and (B) above shall be decreased by 3% on the Effective Date and, if the registration statement shall still not be effective, by an additional 3% on each of the 30th and 60th days following the Effective Date (i.e., if such registration statement is declared effective after the Effective Date and within 30 days of the Effective Date then a 3% reduction, between 31 and 60 days then a 6% reduction, or between 61 and 90 days, a 9% reduction).

        (c) AUTOMATIC CONVERSION. Each share of Series A Preferred Stock outstanding on September 8, 2000 shall automatically be converted into shares of Common Stock at the then effective Series A Conversion Ratio. Each share of Series B Preferred Stock outstanding on January ---, 2001 shall automatically be converted into shares of Common Stock at the then effective Series B Conversion Ratio.

        (d) MECHANICS OF CONVERSION. Before any holder of Convertible Preferred Stock shall be entitled to convert shares of Convertible Preferred Stock into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice (the "Holder Conversion Notice") to the Corporation at such office that he elects to convert the same and shall state therein the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, within three Trading Days after the Conversion Date, issue and deliver to such holder, (i) a certificate or certificates, free of restrictive legends and trading restrictions (other than those then required by law) representing the number of shares of Common Stock to which he shall be entitled as aforesaid; and
(ii) if the holder is converting less than all Convertible Preferred Stock represented by the certificate or certificates tendered by the holder, a certificate for such number of shares of Convertible Preferred Stock as have not been converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Convertible Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.


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


        (e) LIMITATION ON CONVERSION. In no event shall a Holder be entitled to convert shares of Convertible Preferred Stock in excess of that number of shares of Convertible Preferred Stock which, upon giving effect to such conversion, would cause the aggregate number of shares of Common Stock Beneficially Owned by such holder and its affiliates to exceed 4.9% of the outstanding shares of Common Stock of the Corporation following conversion. A holder may waive the foregoing limitations upon delivery of not less than 61 days prior written notice to the Corporation.

        (f)  ADJUSTMENTS TO CONVERSION PRICE FOR DILUTING ISSUES

             (i) If the Corporation, at any time while any shares of Convertible Preferred Stock are outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of Junior Securities payable in shares of its capital stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares of Common Stock, (c) combine outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (d) issue by reclassification of shares of Common Stock any shares of the Corporation, then in each such case, the Conversion Price designated in Section 4(b) shall be multiplied by a fraction the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 4(f) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

             (ii) If the Corporation, at any time while any shares of Convertible Preferred Stock are outstanding, shall issue rights or warrants to all holders of shares of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Per Share Market Value of a share of Common Stock at the record date for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price designated in Section 4(b) shall be multiplied by a fraction, the denominator of which shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and the numerator of which shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Per Share Market Value. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights or warrants. However, upon the expiration of any right or warrant to purchase shares of Common Stock the issuance of which resulted in an adjustment in the Conversion Price designated in
Section 4(b) pursuant to this Section 4(f) if any such right or warrant shall expire and shall not have been exercised, the Conversion Price designated in Section 4(b) shall immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 4(f) after the issuance of such rights or warrants) had the adjustment of the Conversion Price made upon the issuance of such rights or warrants been made on the basis


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


of offering the subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

             (iii) If the Corporation at any time while shares of Convertible Preferred Stock are outstanding, shall distribute to all holders of shares of Common Stock (and not to holders of the Convertible Preferred Stock) evidences of its indebtedness or assets or right or warrants to subscribe for or purchase any security (excluding those referred to in Section 4(f)(ii) above) then in each such case the Conversion Price at which each share of Convertible Preferred Stock shall thereafter be convertible shall be determined by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction the denominator of which shall be the Per Share Market Value of a share of Common Stock determined as of the record date fixed for determination of stockholders entitled to receive such distribution, and the numerator of which shall be such Per Share Market Value of a share of Common Stock less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however, that in the event of a distribution exceeding 25% of the net assets of the Corporation, such fair market value shall be determined by a nationally recognized or major regional investment banking firm or firm of independent certified accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Corporation) (an "Appraiser") selected in good faith by the holders of a majority in interest of the Convertible Preferred Stock, voting as a single class; and provided further that the Corporation after receipt of the determination by such Appraiser shall have the right to select an additional Appraiser, in which case the fair market value shall be equal to the average of the determination by each such Appraiser. In either case the adjustments shall be described in a statement provided to all holders of Convertible Preferred Stock of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable on a share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

             (iv) All calculations under this Section 4(f) shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

             (v) Whenever the Conversion Price is adjusted pursuant to Section 4(f)(i), (ii) or (iii), the Corporation shall promptly mail to each holder of Convertible Preferred Stock, a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

        (g) NO FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued upon conversion of the Convertible Preferred Stock. If more than one certificate shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares so surrendered. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation at its election shall either pay cash equal to such fraction multiplied by the then effective Per Share Market Value at such time or issue one whole share for each fraction of a share outstanding, after aggregating all fractional shares held by each stockholder.


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


        (h) RESERVATION OF SHARES OF COMMON STOCK. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Convertible Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

        (i) ISSUE TAXES. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Convertible Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

        (j) RECLASSIFICATION; MERGER; CONSOLIDATION. In the case of any reclassification of shares of Common Stock, any consolidation or merger of the Corporation with or into another Person, or the sale or transfer of all or substantially all of the assets of the Corporation, the holders of the Convertible Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the shares and other securities and property receivable upon or deemed to be held by holders of shares of Common Stock following such reclassification, consolidation, merger, sale or transfer and the holders of the Convertible Preferred Stock shall be entitled upon such transfer to receive such amount of securities or property as the shares of Common Stock of the Corporation into which such shares of Convertible Preferred Stock could have been converted immediately prior to such reclassification, consolidation, merger, sale or transfer would have been entitled. The terms of any such reclassification, consolidation, merger, sale or transfer shall include such terms so as to continue to give to the holder of the Convertible Preferred Stock the right to receive the securities or property set forth in this Section 4(j) upon any conversion following such reclassification, consolidation, merger, sale or transfer. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales and transfers.

        (k)  NOTICE OF CERTAIN EVENTS.  In the event that:

             (i) the Corporation declares a dividend (or any other distribution) on its shares of Common Stock; or

             (ii) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of its shares of Common Stock; or

             (iii) the Corporation shall authorize the granting to all holders of shares of Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

             (iv) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the shares of Common Stock of the Corporation (other than a subdivision or combination of the outstanding shares of Common Stock) any consolidation or merger to which the Corporation is a party or any sale or transfer of all or substantially all of the assets of the Corporation; or

             (v) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Corporation including, without limitation, any of the events described in Section 3 herein, then the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of the Convertible Preferred Stock, and shall cause to be mailed to the holders of the Convertible Preferred Stock at their last addresses as they shall appear upon the share register of the Corporation, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange entire shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up; provided, however, if the notice referred to herein will contain material non-public information if distributed at the time period specified herein, then the notice shall be distributed to the holders of the Convertible Preferred Stock on the later to occur of
(a) 30 calendar days prior to the applicable record or effective date specified herein or (b) the date that such information is made publicly available or (c) at such time as such information otherwise ceases to be material non-public information; provided further that the notice requirement to be distributed pursuant to this section shall be distributed at least five (5) calendar days prior to the applicable record or effective date.

        (l) NOTICES. Each Holder Conversion Notice shall be given by facsimile and by mail, postage prepaid, addressed to the attention of the Chief Financial Officer of the Corporation at the facsimile number and address of the principal place of business of the Corporation. Any such notice shall be deemed given and effective upon the earlier to occur of (i)(a) if such Holder Conversion Notice is delivered via facsimile at the facsimile number specified in this
Section 4(l) prior to 4:30 p.m. (New York time) on any Trading Day, such Trading Day or such later date as is specified in the Holder Conversion Notice, and (b) if such Holder Conversion Notice is delivered via facsimile at the facsimile number specified in this
Section 4(l) after 4:30 p.m. (New York time) on any Trading Day, the next Trading Day or such later date as specified in the Holder Conversion Notice, (ii) five (5) days after deposit in the United States mails or (iii) upon actual receipt by the party to whom such notice is required to be given.


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


Section 5.   REDEMPTION

             (a) CORPORATION REDEMPTION. The Corporation may redeem, from any source of funds legally available therefor, at any time any or all shares of the Convertible Preferred Stock then outstanding by delivering a notice (the "Redemption Notice") to the holders of the Convertible Preferred Stock being redeemed setting forth the date of such redemption (the "Redemption Date") (which shall be no less than thirty days following the date of the Redemption Notice) and paying to the holder (x) a cash payment (the "Redemption Price") equal to the product of (i) the greater of: (a) the Per Share Market Value on the Trading Day immediately preceding the Redemption Date; or (b) the average of the Per Share Market Values for the five
(5) Trading Days immediately preceding the Redemption Date, (ii) the number of shares of Convertible Preferred Stock to be redeemed, and
(iii) the Series A Conversion Ratio or the Series B Conversion Ratio, as applicable; and (y) a warrant (the "Redemption Warrant") to purchase a number of shares of Common Stock equal to the Stated Value plus unpaid accrued dividends of the Convertible Preferred Stock being redeemed divided by the Series A Fixed Price or the Series B Fixed Price, as applicable, exercisable at the Series A Fixed Price or the Series B Fixed Price, as applicable, with an expiration date of the third anniversary of the Series A Issue Date or the Series B Issue Date, as applicable. The Redemption Price shall be payable by the Corporation on the Redemption Date. Any redemption effected pursuant to this Section 5(a) shall be made on a pro-rata basis among the holders of the Series A Preferred Stock and Series B Preferred Stock in proportion to the shares of Series A Preferred Stock and Series B Preferred Stock then held by them.

             (b) HOLDER REDEMPTION. Each holder of Convertible Preferred Stock has the right to require the Corporation to redeem any or all of the shares of Convertible Preferred Stock then held by the holder (a "Forced Redemption") upon the occurrence of one of the following events (each a "Forced Redemption Event"):

                  (i) the registration statement required to be filed by the Corporation pursuant to the registration rights agreements dated September 8, 1997 and September 19, 1997 between the Corporation and each holder of Series A Preferred Stock (the "Series A Registration Rights Agreement") or the Series B Registration Rights Agreement has not been filed and declared effective by the date which is 210 days from the Series A Issue Date or the Series B Issue Date, as applicable, or there is a lapse in the effectiveness of the registration statement filed pursuant to the Series A Registration Rights Agreement or the Series B Registration Rights Agreement which continues for an aggregate of 40 Trading Days, excluding from such time calculation any Blackout Periods, as defined in each of the Series A Registration Rights Agreement and the Series B Registration Rights Agreement;

                  (ii) the shares of Common Stock (including any of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock) shall (a) cease to be listed or authorized for trading on any of the Nasdaq National Market, the Nasdaq Small Cap Market, the American Stock Exchange or the New York Stock Exchange (collectively, the "Exchanges"), or (b) are suspended from trading on any of the Exchanges, each for a consecutive 20 calendar day period; or


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



                  (iii) the Corporation fails to deliver stock certificates representing the shares of Common Stock to be issued upon conversion of the Convertible Preferred Stock within 30 Trading Days of the Conversion Date.

In the event of a Forced Redemption, the holder will deliver written notice to the Corporation and, within thirty (30) days of receipt of such notice, the Corporation will redeem the shares of Convertible Preferred Stock by paying to the holder a payment in cash, check or wire transfer equal to the Redemption Price.

        (c) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Convertible Preferred Stock designated for redemption in the Redemption Notice as holders of Convertible Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Convertible Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Convertible Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of the Convertible Preferred Stock to be redeemed. The shares of Convertible Preferred Stock or Series B Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Convertible Preferred Stock such funds will immediately be used to redeem the balance of the shares which the Corporation has become obligated to redeem on an Redemption Date, but which it has not redeemed.

Section 6.   GENERAL PROVISIONS

   The Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided under applicable law, of the holders of a majority of the Series A Preferred Stock then outstanding create (by reclassification of an existing class or series, or otherwise) any new class or series of shares of Preferred Stock senior to the Series A Preferred Stock as to voting rights, dividends, redemption or distribution of assets of the Corporation in liquidation. The Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided under applicable law, of the holders of a majority of the Series B Preferred Stock then outstanding create (by reclassification of an existing class or series, or otherwise) any new class or series of shares of Preferred Stock senior to the Series B Preferred Stock as to voting rights, dividends, redemption or distribution of assets of the Corporation in liquidation.

Section 7.   DEFINITIONS

        (a) "BENEFICIALLY OWNED" means and includes the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock with respect to which the determination of such provision is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) conversion of the remaining, non-converted shares of


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

Convertible Preferred Stock beneficially owned by a holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein Beneficially Owned by a holder and its affiliates. Except as set forth in the preceding sentence, for purposes of this definition, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

        (b) "COMMON STOCK" means shares of common stock, par value $.001 of the Corporation.

        (c) "CONVERSION DATE" means the date of surrender of the shares of Convertible Preferred Stock to be converted pursuant to
Section 4(d) of Article V.

        (d) "JUNIOR SECURITIES" means the Common Stock and all other equity securities of the Corporation, except the Convertible Preferred Stock.

        (e)  "PER SHARE MARKET VALUE" means on any particular date
(i) the closing bid price per share of the Common Stock on such date on the Nasdaq Stock Market or other stock exchange on which the shares of Common Stock have been listed or if there is no such price on such date, then the closing bid price on such exchange on the date nearest preceding such date, or (ii) if the shares of Common Stock are no longer publicly traded the fair market value of a share of Common Stock as determined by an Appraiser selected in good faith by the holders of a majority in interest of the Convertible Preferred Stock; provided, however, that the Corporation, after receipt of determination by such Appraiser, shall have the right to select an additional Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Appraiser.

        (f) "PERSON" means a corporation, association, partnership, limited liability company, organization, business, individual, government or political subdivision thereof or a government agency.

        (g) "SERIES A CONVERSION RATIO" means, at any time, a fraction, the numerator of which is the Stated Value plus accrued but unpaid dividends, and the denominator of which is the Series A
Conversion Price at such time.

        (h)  "SERIES A ISSUE DATE" means September 8, 1997.

        (i) "SERIES B CONVERSION RATIO" means, at any time, a fraction, the numerator of which is the Stated Value plus accrued but unpaid dividends, and the denominator of which is the Series B
Conversion Price at such time.

        (j) "SERIES B ISSUE DATE" means the date of the first issuance of any Series B Preferred Stock regardless of the number of any particular shares of Series B Preferred Stock and regardless of the number of certificates which may be issued to evidence such shares of Series B Preferred Stock.


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


        (k)  "STATED VALUE" means $1,000 per share of Convertible
Preferred Stock.

        (l) "TRADING DAY" means a day on which the shares of Common Stock are traded on the Nasdaq Stock Market or on an exchange on which the shares of Common Stock have then been listed.

                                 VI.

   Except and to the extent designated with respect to the Preferred Stock, all rights to vote and all voting power shall be vested in the Common Stock and the holders thereof shall be entitled at all elections of directors to one (1) vote per share. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of the Corporation.

                                 VII.

   The directors of the Corporation shall be divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate on the date of the 1998 annual meeting of stockholders; the term of the Class II directors shall terminate on the date of the 1999 annual meeting of stockholders and the term of the Class III directors shall terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as reasonably possible, and any additional directors of any class elected to fill a vacancy resulting form an increase in such class shall hold for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent directors. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, however resulting, shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by the stockholders. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the terms of the class to which such director shall have been elected.

   Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, for cause only, by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote generally in the election of the directors, considered for purposes of this Article
VII. as one class.


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


   Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to the second paragraph of Article V applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article VII. unless expressly provided by such terms.

                                VIII.

   Elections of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall otherwise provide.

   Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken by the vote of the stockholders at an annual or special meeting duly noticed and called, as provided in the Bylaws of the Corporation, or by written consent of the stockholders pursuant to the Delaware Law.

                                 IX.

   The officers of the Corporation shall be chosen in such a manner, shall hold their offices for such terms and shall carry out such duties as are determined solely by the Board of Directors, subject to the right of the Board of Directors to remove any officer or officers at any time with or without cause.

                                  X.

   The Corporation shall indemnify to the fullest extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that she or he, her or his testator or intestate, is or was a director, officer, employee or agent of the Corporation or by reason of the fact that any person is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No amendment or repeal of this paragraph of
Article X shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

   No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law, or (iv) for any


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


transaction from which such director derived an improper personal benefit. No amendment to or repeal of this paragraph of Article X shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

   In furtherance and not in limitation of the powers conferred by statute:

        (i) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify against such liability under the provisions of law; and

        (ii) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contract providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

                                 XI.

   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation shall have the sole authority to adopt, repeal, alter, amend or rescind the Bylaws of the Corporation.

                                 XII.

   The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; PROVIDED, HOWEVER, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote, but in addition to any vote of the holders of any class or series thereof of the stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3 percent of the combined voting power of the outstanding shares of stock of all classes and series thereof of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with (i) the second sentence of Article VI, (ii) Article VII, (iii) the second paragraph of Article VIII, (iv) Article XI or
(v) this Article XII.

                                XIII.

Section 1.

   In addition to the rights granted under Section 262 of the Delaware Law, and subject to the provisions of this Article XIII, a holder of shares of any class or series of capital stock of the Corporation is hereby empowered to dissent, and thereafter exercise the appraisal rights contemplated in Section 262 of the Delaware Law, in the event that the Board of Directors resolves (i) to amend this Certificate of Incorporation to add, change or remove any provisions restricting or constraining the issue, transfer, or ownership of shares of that class or series of capital stock; (ii) to amend this Certificate of Incorporation in any manner which would require a vote of stockholders of the outstanding shares of such class or series under Section 242 of the Delaware Law; (iii) to amend this Certificate of Incorporation to add, change or remove any restriction upon the business or businesses in which the Corporation may engage; (iv) to sell, lease or exchange all or substantially all of its assets; (v) to amend the provisions of this Article XIII; or (vi) to effect any merger or consolidation in which the Corporation is a constituent corporation, whether or not any appraisal rights are otherwise available under Section 262 of the Delaware Law. Upon the passage of any such resolution, the procedures of Section 262 of the Delaware Law shall apply as nearly as is practicable, with the provisions of
Section 262(d)(1) being applicable if the proposed action is to be submitted for approval at a meeting of stockholders, and the provisions of Section 262(d)(2) being applicable if such meeting or vote of stockholders is not required to implement such action.

Section 2.

   Subject to any contrary provisions of the laws of the State of Delaware, a beneficial or record stockholder may apply to a court for leave to institute a cause of action in the name and on behalf of the Corporation, or to intervene in an action to which the Corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the Corporation, provided that no such action may be brought and no intervention in any action may be made unless the court is satisfied that (i) the complainant has given reasonable notice to the Board of Directors of its intention to apply to the court to bring a derivative action if the Corporation does not itself bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interest of the Corporation that the action be brought, prosecuted, defended or discontinued.

Section 3.

   Subject to any contrary provisions of the laws of the State of Delaware, a beneficial or record stockholder is hereby empowered to apply to a court of appropriate jurisdiction for an order to remedy a result that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, director or officer of the Corporation arising from (i) any act or omission of the Corporation; (ii) the carrying on or conduct of the business or affairs of the Corporation; or (iii) the exercise of the powers of the Board of Directors of the Corporation. In connection with an action brought pursuant to rights granted under this Article XIII, the court may make an interim or final order it thinks fit including, without limiting the generality of the foregoing:

        (a)  an order restraining the conduct complained of;

        (b)  an order appointing a receiver or receiver-manager;

        (c)  an order directing an issue or exchange of securities;

        (d) an order directing a corporation, subject to the last paragraph of this Section 3, or any other person, to purchase securities of a security holder;

        (e) an order directing a corporation, subject to the last paragraph of this Section 3, or any other person, to pay a security holder any part of the monies paid by him for securities;

        (f) an order varying or setting aside a transaction or contract to which a corporation is a party and compensating the corporation or any other party to the transaction or contract;

        (g) an order requiring a corporation, within a time specified by the court, to produce to the court or an interested person financial statements for accounting in such other form as the court may determine;


        (h)  an order compensating an aggrieved person;

        (i) an order directing rectification of the stock register or other records of the Corporation;

        (j)  an order liquidating and dissolving the Corporation;

        (k) an order directing an investigation into the affairs of the Corporation;

        (l)  an order requiring the trial of any issue;

provided, however, that the Corporation shall not be compelled to make a payment to a stockholder under paragraph (d) or (e) above if there are reasonable grounds for believing that the Corporation is or would after that payment be unable to pay its liabilities as they become due, or that the realizable value of the Corporation's assets would thereby be less than aggregate of its liabilities.

Section 4.

   The Corporation shall remain incorporated under the Delaware
General Corporation Law or any statutory modification or replacement thereof and shall not merge or consolidate with any entity except as provided in this Article XIII.

Section 5.

   The provisions of this Article XIII may only be amended:

        (a) Where the effective date of such amendment occurs on or before a specified date which is 5 years from the date of issue of the Director's Letter of Satisfaction, by a resolution passed by the affirmative vote of stockholders holding not less than 90% of the votes cast by the holders of the shares of each class or series of stock of the Corporation, whether or not such class or series of stock otherwise has voting rights;

        (b) Where the effective date of such amendment occurs after a specified date which is 5 years from the date of issue of the Director's Letter of Satisfaction, by a resolution passed by the affirmative vote of stockholders holding not less than 66-2/3% of the votes cast by the holders of the shares of each class or series of stock of the Corporation, whether or not such class or series of stock otherwise has voting rights.

Section 6.

   Notwithstanding Sections 4 and 5 of this Article XIII, the corporation may merge or consolidate with another entity if:

        (a) the entity surviving such merger or consolidation is a corporation subject to the Delaware General Corporation Law and its Certificate of Incorporation includes all of the provisions of this Article XIII; or

        (b) Such entity owns or operates a significant business and is not controlled by, or under common control with, the Corporation, and such merger or consolidation does not have as its primary purpose, the avoidance of this
             Article XIII;

and, in either case:

        (c) Such merger or consolidation is approved in the same manner and by the same majority of stockholders as is required by the Delaware General Corporation Law; and

        (d) Dissent and appraisal rights are provided to stockholders on the same basis in respect of such merger or consolidation as is set forth in Section 1 of this Article XIII.

   IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this __ day of February, 1998.


                                      TURBODYNE TECHNOLOGIES INC.



                                      --------------------------
                                      By:
                                      Its: Secretary


[LETTERHEAD OF MONTREAL TRUST]


February 3, 1998


To:     British Columbia Securities Commission
        Vancouver Stock Exchange
        The NASDAQ

Dear Sirs:

Subject:     TURBODYNE TECHNOLOGIES INC.

We confirm that the following material was sent by pre-paid mail on February 2, 1998, to the registered shareholders of the subject
Corporation:

1. Notice of Extraordinary General Meeting/Information Circular
2. Proxy
3. Supplemental Mail List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

MONTREAL TRUST COMPANY OF CANADA

R. Chad Emnace
Account Administrator
STOCK TRANSFER SERVICES
TELEPHONE (604)661-9504
FAX (604)683-3694

cc:     Turbodyne Technologies Inc.
        O'Neill & Company - Attn: Angela O'Neill

[LETTERHEAD OF O'NEILL & COMPANY]


VIA SEDAR

February 18, 1998

BRITISH COLUMBIA SECURITIES COMMISSION
Suite 200, 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

ATTENTION:  STATUTORY FILINGS

Dear Sirs:

RE:     TURBODYNE TECHNOLOGIES INC. (THE "COMPANY")
        - EXTRAORDINARY GENERAL MEETING TO BE HELD ON FEBRUARY 27, 1998
-----------------------------------------------------------------------

In connection with the Company's Extraordinary General Meeting to be held on February 27, 1998, we enclose the following:

1. Montreal Trust Company of Canada's letter dated February 3, 1998, confirming mailing of Meeting materials to all shareholders of record of the Company;

2. Notice of Annual General Meeting/Information Circular/Certificate of Incorporation;

3. Proxy; and

4. Supplemental Mail List Return Card.

We trust you will find the foregoing to be in order.

Yours truly,

/S/ MICHAEL H. TAYLOR

MICHAEL H. TAYLOR

/ado
Enclosures

cc.     Turbodyne Technologies Inc.
        Attention:  Mr. Leon E. Nowek

                     TURBODYNE TECHNOLOGIES INC.

                             RETURN CARD



Pursuant to National Policy No. 41, TURBODYNE TECHNOLOGIES INC. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company's registrar and transfer agent:

        MONTREAL TRUST COMPANY OF CANADA
        510 Burrard Street
        Vancouver, British Columbia
        V6C 3B9

        ATTENTION:  CORPORATE TRUST DEPARTMENT
        --------------------------------------

I do wish to be placed on the Company's supplemental mailing list:


        ---------------------------------------------
        NAME (please print)

        ---------------------------------------------
        ADDRESS

        ---------------------------------------------


        ---------------------------------------------

                     TURBODYNE TECHNOLOGIES INC.

                                PROXY

                FOR THE EXTRAORDINARY GENERAL MEETING
                     TO BE HELD FEBRUARY 27, 1998
=========================================================================
 THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a holder of common shares of Turbodyne Technologies Inc. (the "Company"), hereby appoints Edward M. Halimi, President and a director of the Company, or failing him, Leon E. Nowek, Chief Financial Officer and a director of the Company, or, alternatively, -----------, as proxyholder, to attend the Extraordinary General Meeting of the Company to be held on Friday, February 27, 1998 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

A. To vote as a shareholder of the Company, in a vote by all shareholders of the Company, including the holders of the Company's outstanding common shares, Series One Convertible Class A Preference Shares, and Series Two Convertible Class A
   Preference Shares, if any, as follows:

   1. the Company make application to the Secretary of State for the State of Delaware for a Certificate of Domestication continuing the Company from the Canadian federal jurisdiction and domesticating the Company under the General Corporation Law of the State of Delaware;

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   2. the Company make application to the Director under the CANADA BUSINESS CORPORATIONS ACT for the issue of a Certificate of Discontinuance in connection with the continuation of the Company to the State of Delaware.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   3. the Company adopt the Certificate of Incorporation in the form submitted to the meeting, together with such amendments approved by the Board of Directors of the Company, in substitution for the existing Certificate of Continuance, Articles of Continuance and Articles of Amendment of the Company upon the continuation of the Company to the State of Delaware.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   4. the Company file the Certificate of Incorporation with the Secretary of State for the State of Delaware concurrently with the domestication of the Company under the General
        Corporation Law of the State of Delaware.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   5. the Company adopt the By-laws in the form submitted to the Meeting in place of the Company's existing By-laws upon continuation of the Company from the Canadian federal jurisdiction and domestication under Delaware law.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   6. the authorized capital of the Company be altered as follows upon continuance of the Company from the Canadian federal jurisdiction and domestication under Delaware law:

        (i) the common shares without par value of the Company be redesignated as common shares with a "par value of $0.001 per share";

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

        (ii) the authorized number of common shares of the Company be reduced from 100,000,000 common shares to 60,000,000 common shares;

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

        (iii) the Class A Preference Shares of the Company be redesignated as Preferred Stock with a par value of $0.001 per share and the authorized number of shares of Preferred Stock be reduced to 1,000,000 shares;

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

        (iv) the authorized 100,000,000 Class B Preference Shares of the Company, none of which have been issued or are outstanding, be canceled.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   7.   the 10,000 designated and issued Series One Convertible
        Class A Preference Shares be redesignated as Series A
        Preferred Stock with a par value of $0.001 per share;

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   8.   all designated Series Two Convertible Class A Preference
        Shares, if any, be redesignated as Series B Preferred Stock with a par value of $0.001 per share.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   9. the directors and officers of the Company be authorized to do such further acts and file such further documents as may be necessary to give full effect to the foregoing; and

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   10. the directors may, in their sole discretion, elect not to act on or carry out these special resolutions without further approval of the shareholders of the Company.

                                 IN FAVOUR          AGAINST
                                           ---------        ----------

   11. With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

COMMON SHARE CLASS VOTE

B. To vote as a holder of common shares of the Company, in a class vote by all of the holders of common shares of the Company, for the same matters as set out above, as follows:

   (1)  As set out in A.1 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (2)  As set out in A.2 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (3)  As set out in A.3 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (4)  As set out in A.4 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (5)  As set out in A.5 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (6)

        (i)  As set out in A.6(i) above.   IN FAVOUR      AGAINST
                                                     -----        ------

        (ii) As set out in A.6(ii) above.  IN FAVOUR      AGAINST
                                                     -----        ------

        (iii) As set out in A.6(iii) above.IN FAVOUR      AGAINST
                                                     -----        ------

        (iv) As set out in A.6(iv) above.  IN FAVOUR      AGAINST
                                                     -----        ------

   (7)  As set out in A.7 above.           IN FAVOUR      AGAINST
                                                     -----        ------

   (8)  As set out in A.8 above.           IN FAVOUR       AGAINST
                                                     -----        ------

   (9)  As set out in A.9 above.           IN FAVOUR       AGAINST
                                                     -----        ------

   (10) As set out in A.10 above.          IN FAVOUR       AGAINST
                                                     -----        ------

   (11) As set out in A.11 above.          IN FAVOUR       AGAINST
                                                     -----        ------


THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.


DATED this ----- day of --------------, 1998.




------------------------------
Signature


------------------------------
Name (please print)



------------------------------
Number of Shares Represented
by This Proxy

                                NOTES

1.      THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR
WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2.      A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING
ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Montreal Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Montreal Trust Company of Canada of any change in your address.